Mail Stop 3561

October 10, 2006

Ms. Carol Houston
Principal Financial Officer
Innovative Food Holdings, Inc.
1923 Trade Center Way
Naples, Florida 34109

> **Re: Innovative Food Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 6, 2006**
> **File No. 033-64276**

Dear Ms. Houston:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed October 6, 2006</u>

1. Our records show your file number is 033-64276, rather than file number 0-9376 that appears on the cover page of the report. Please revise.

2. The cover page should have one report date. That date should represent the date your board of directors, a committee of the board of directors or an officer or officers authorized to take such action if board action is not required, concludes

that any previously issued financial statements should no longer be relied upon. Please revise.

3. Certain dates included in the 8-K appear inconsistent. You disclose that on September 19, 2006 your Interim President observed an error in the financial statements. He discussed the error with your independent auditors who recommended that you retain accounting consultants. On September 12, 2006, a date prior to September 19, 2006, you retained consultants. Please revise the dates or clarify your disclosure as appropriate.

4. You disclose that your accounting consultants believe that there are material errors in your financial statements. Please revise to specifically state the date that your board of directors, a committee of the board of directors or an officer or officers authorized to take such action if board action is not required concluded that your financial statements for the fiscal years ended December 31, 2004 and 2005 and for the interim periods ended March 31, 2005 and 2006, June 30, 2005 and 2006 and September 30, 2005 should no longer be relied upon. Refer to Item 4.02(a) of Form 8-K.

5. You disclose that your accounting consultants discussed their conclusions with your independent accountants. Please revise to disclose whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to Item 4.02(a) of Form 8-K. Refer to Item 4.02(c) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344.

Sincerely,

Adam Phippen